UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______to ______
Commission file number: 001-15787
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MetLife, Inc.
200 Park Avenue
New York, New York 10166-0188

Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates
Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required

Report of Independent Registered Public Accounting Firm
To the Trustees and Participants of the
Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates
We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Form 5500 Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of the Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants
Tampa, Florida
June 27, 2011

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates
Statements of Net Assets Available for Benefits
(In thousands)

	As of December 31,
	2010	2009
Assets:
Participant directed investments—at estimated fair value (see Note 3)	$5,175,116	$4,658,679
Notes receivable from participants	81,765	75,185

Total assets	5,256,881	4,733,864

Liabilities:
Accrued investment management fees	1,590	2,064
Net assets available for benefits—at estimated fair value	5,255,291	4,731,800
Adjustment from estimated fair value to contract value for fully benefit-responsive investment contracts	(107,709)	(35,965)

Net assets available for benefits	$5,147,582	$4,695,835

See accompanying notes to financial statements.

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates
Statement of Changes in Net Assets Available for Benefits
(In thousands)

Year Ended
December 31,
2010
Additions to net assets attributed to:
Contributions:
Participant	$180,142
Employer	74,882
Rollover	26,898

Total contributions	281,922

Interest income on notes receivable from participants	3,146
Interest and dividends	163,939
Net appreciation in estimated fair value of investments (see Note 4)	305,896

Total additions	754,903

Deductions from net assets attributed to:
Benefit payments to participants	292,853
Investment management fees	9,728
Other expenses	575

Total deductions	303,156

Net increase in net assets	451,747
Net assets available for benefits:
Beginning of year	4,695,835

End of year	$5,147,582

See accompanying notes to financial statements.

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates
Notes to Financial Statements
1. Description of the Plan
     The following description of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates, as amended and restated (the “Plan”) is provided for general information purposes only. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan.
     General Information
     The Plan, a defined contribution plan, became effective on May 1, 1970 and is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The administrator of the Plan (the “Plan Administrator”) is Metropolitan Life Insurance Company (the “Company”), which has delegated that duty to one of its officers. Recordkeeping services are performed for the Plan by an unaffiliated third party.
     The Plan provides the following investment options through participation in various group annuity contracts (“GAC”) with the Company, Company separate account funds, as well as (for certain participants) The New England Financial Accumulation Account:

Separate Account Funds[1]	Separate Account(s)
Fixed Income Fund	Separate Accounts #78, #253, #429, and #649 and The New England Financial Accumulation Account
Large Cap Growth Index Fund	Separate Account #611
Large Cap Equity Index Fund	Separate Account # MI
Small Cap Equity Fund	Separate Account #596
International Equity Fund	Separate Account #79
Large Cap Value Index Fund	Separate Account #593
Mid Cap Equity Index Fund	Separate Account # 612
Bond Index Fund	Separate Account # 377
     Contributions to the Plan that are directed by participants into these funds are remitted by the Participating Affiliates (as defined below) to the Plan and allocated in accordance with the elections of the participants among each investment fund, including the separate account funds.
     The Plan also offers participants the option to invest in a fund holding primarily shares of common stock of MetLife, Inc., the Company’s parent, known as the MetLife Company Stock Fund. The MetLife Company Stock Fund is held in trust by The Bank of New York Mellon Corporation (“BNY Mellon”), as trustee.
     A frozen fund (the “RGA Frozen Fund”) was established primarily to hold shares of the Class B common stock of Reinsurance Group of America, Incorporated (“RGA”) issued in connection with the exchange offer of shares of MetLife, Inc. common stock held in the MetLife Company Stock Fund (a “frozen fund” is one into which participants may neither direct contributions nor transfer balances from any other fund). RGA subsequently reclassified its shares of common stock, including Class B, into a single class. The RGA Frozen Fund is also held in trust by BNY Mellon, as trustee.
     The separate account funds and the MetLife Company Stock Fund together constitute the core investment options of the Plan (“Core Funds”). To supplement the Core Funds, the Plan offers to all participants the ability to transfer funds out of the Core Funds into a Self-Directed Account (“SDA”). The SDA works like a personal brokerage account by providing participants with direct access to a wide variety of mutual funds that are available to the public through many well-known mutual fund families. The SDA is held in trust by BNY Mellon, as trustee.
     Participants in the former New England 401(k) Plan who had amounts invested in The New England Financial Accumulation Account as of December 31, 2000 were permitted to continue their investment in such fund as a frozen Core Fund of the Plan, to the extent they have retained assets in such fund. Such assets are included with the Plan’s Fixed Income Fund.

[1]	See “-Plan Amendments” regarding changes during 2010 in separate account funds.

     Participation
     Generally, each employee of a Participating Affiliate who is regularly scheduled to work at least 1,000 hours per year is eligible to participate in the Plan on the employee’s date of hire, and may immediately make contributions to the Plan, with the exception of certain groups of individuals performing services for the Participating Affiliates (e.g., an individual classified by the Participating Affiliates as a leased employee or independent contractor, an employee participating in or eligible to participate in the New England Agents’ Deferred Compensation Plan and Trust, the New England Agents’ Retirement Plan and Trust, the New England Life Insurance Company 401(k) Savings Plan and Trust, the New England Agency Employees’ Retirement Plan and/or the MetLife Bank 401(k) Plan, an employee in certain collective bargaining units, and individuals hired by a Participating Affiliate as a cooperative student or intern). Generally, each participant is eligible for matching contributions as of the first day of the month following the date the participant completes one year of service, provided that the participant makes the minimum contributions to the Plan, as discussed below.
     Participant Accounts
     The recordkeeper maintains individual account balances for each employee of the Participating Affiliates who participates in the Plan (each such employee, a “participant”). Each participant’s account is credited with contributions, as discussed below, charged with withdrawals, and allocated investment earnings or losses, as provided by the Plan document. A participant is entitled to the benefits that generally are equal to the participant’s vested account balance determined in accordance with the Plan document and as described below.
     The following entities comprise the Participating Affiliates as of December 31, 2010: the Company, MetLife Group, Inc., Metropolitan Property and Casualty Insurance Company, MetLife Funding, Inc., MetLife Credit Corp., MetLife Securities, Inc., MetLife Bank, National Association (“MetLife Bank”), MetLife Insurance Company of Connecticut and SafeGuard Health Plans, Inc. (“SafeGuard”), a California corporation (collectively, “Participating Affiliates”). On March 2, 2009, Texas Life Insurance Company was sold to a third party. Therefore, it was a Participating Affiliate only through February 27, 2009. Participants from Texas Life were given the option to leave the balances in the Plan or to roll them over to a qualifying plan maintained by the buyer or an affiliate thereof. See “ — Participation” and “— Plan Amendments.”
     Contributions
     Contributions consist of those participant contributions which are matched by each of the Participating Affiliates for its respective participants (“matching contributions”) and those participant contributions which are not matched by any of the Participating Affiliates. A participant may contribute from 3% to 45% of eligible compensation, as defined in the Plan, subject to limitations on highly compensated employees as described below. Contributions of the participants and matching contributions are credited to the Core Funds in the manner elected by the participants and as provided by the Plan. New matching contributions are suspended for six months if matching contributions are withdrawn by a participant.
     Under the United States Internal Revenue Code (“IRC”), a participant who earned in excess of a specified dollar threshold during the preceding plan year ($110 thousand during 2009 for the 2010 plan year) is a highly compensated employee. A participant who is not a highly compensated employee may contribute up to 45% of eligible compensation, on a before-tax 401(k), Roth 401(k) and/or after-tax basis, subject to certain IRC and Plan-imposed limitations. Each highly compensated employee may elect to make before-tax 401(k) and/or Roth 401(k) contributions up to an aggregate maximum of 10% of such employee’s eligible compensation. If such an employee makes after-tax employee contributions, the aggregate percentage of all such contributions may not exceed 13% of such employee’s eligible compensation. In addition, a participant’s combined before-tax 401(k) and/or Roth 401(k) contributions were not permitted to exceed the IRC-imposed limitation of $16.5 thousand for the plan year ending December 31, 2010. Participants who were age 50 or older during the plan year were permitted to make additional catch-up contributions (up to $5.5 thousand for the year ended December 31, 2010) in excess of such IRC-imposed limitation.
     Through December 31, 2009, each of the Participating Affiliates (other than Texas Life Insurance Company) made a matching contribution equal to 4% of the participant’s eligible compensation each pay period, if the participant contributed a minimum of 3% of his or her eligible compensation to the Plan during such pay period. Through February 27, 2009, Texas Life Insurance Company made a matching contribution equal to 3% of the participant’s eligible compensation each pay period when a participant contributed a minimum of 3% of his or her eligible compensation to the Plan during such pay period.

     Effective January 1, 2010, each of the Participating Affiliates made a matching contribution equal to the sum of (i) 100% of the participant’s contributions that did not exceed 3% of the participant’s eligible compensation and (ii) 50% of the participant’s contributions that were in excess of 3% of the participant’s eligible compensation but did not exceed 5% of the participant’s eligible compensation. See “— Plan Amendments.” Subject to the approval of the Plan Administrator, participants may also rollover into the Plan amounts representing distributions from (i) traditional individual retirement accounts (“IRAs”) (to the extent that the participant did not make nondeductible contributions), (ii) qualified defined benefit plans, (iii) qualified defined contribution plans, (iv) 403(b) plans, or (v) governmental 457(b) plans. A “rollover” occurs when a participant transfers funds distributed from an eligible source, such as another qualified plan or certain other plans, into the Plan.
     Withdrawals and Distributions
     A participant may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan are generally made upon a participant’s or beneficiary’s request in connection with his or her retirement, death, or other termination of employment from a Participating Affiliate, or receipt of disability benefits for more than 24 months.
     Vesting
     Participant contributions vest immediately. Matching contributions become fully vested upon the participant’s completion of five years of service in accordance with a five-year graded vesting schedule, as well as upon the occurrence of the events triggering acceleration of vesting described below. A participant becomes 25% vested after the completion of two years of service, and then increases his or her vested percentage by an additional 25% per year for each additional year of completed service, until the participant is 100% vested in the Plan after five years of completed service. In addition, a participant becomes fully vested when the participant either (i) attains age 55, (ii) dies, (iii) terminates employment with eligibility under the MetLife Plan for Transition Assistance for Officers or the MetLife Plan for Transition Assistance (which covers non-officer level employees), or (iv) has been receiving disability benefits for more than 24 months after the date of his or her initial disability payment. For purposes of (ii) of the preceding sentence, a participant who dies during a military absence while performing qualified military service (as defined in the IRC) is fully vested at death.
     Forfeited Accounts
     A participant forfeits non-vested employer matching contributions upon the earlier of (i) the date the participant receives a distribution of the vested portion of his or her account balance (subject to the right of restoration described below), or (ii) the occurrence of five consecutive one-year periods of severance (a “period of severance” is a twelve-month period during which the participant has not been credited with a single hour of service). If a participant who has forfeited non-vested employer matching contributions (in accordance with (i) of the preceding sentence) is rehired by a company in the Company’s control group (as defined in the IRC), such participant has the right to have the forfeited portion of matching contributions restored to his or her account, if such participant repays to the Plan any before-tax 401(k) savings contributions previously distributed prior to the earlier of (i) five years after the date such participant is rehired, or (ii) the close of a period of severance equal to at least five consecutive years commencing after such participant received a distribution of his or her vested matching contributions. Employer matching contribution forfeitures are held in the General Account Fund and are used either to reduce future matching contributions, to pay certain Plan administrative expenses, and/or restore previously forfeited balances (as described above).
     The Plan’s General Account Fund was established solely to track the activity of forfeitures. At December 31, 2010 and 2009, the balance of the Plan’s General Account Fund was $285 thousand and $507 thousand, respectively. For the year ended December 31, 2010, forfeited non-vested matching contributions totaled $1,916 thousand. During the year ended December 31, 2010, $2,076 thousand from the General Account Fund were used to reduce employer matching contributions, to pay certain administrative expenses, or restore previously forfeited balances of partially vested participants who were re-employed.
     Notes Receivable from Participants
     A participant may borrow from his or her account up to a maximum of $50 thousand (reduced by the highest outstanding balance of loans during the one-year period ending the day before the date a loan is to be made) or 50% of the participant’s account balance (reduced by outstanding loans on the date of the loan), whichever is less. Such loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed, as determined quarterly by the Plan Administrator. The principal of and interest on the loans are paid ratably through payroll deductions. Loan repayments are made to Core Funds in accordance with the participant’s contribution investment allocation at the time of repayment.

     Plan Amendments
     For the years ended December 31, 2010 and 2009, the following material Plan amendments were adopted and became effective:
     As a result of the acquisition by MetLife, Inc. of American Life Insurance Company (“Alico”) on November 1, 2010 (the “Acquisition Date”), the Plan was amended (effective on the Acquisition Date) to provide for the exclusion from the Plan of nonresident aliens with no United States source income and certain nonresident aliens receiving United States source income which is exempt from United States income tax due to an applicable income tax convention. Any individual who was employed by Alico, or any affiliate who was either performing services within the United States or was on the United States payroll of Alico or any affiliates on the day preceding the Acquisition Date and who became employed by a Participating Affiliate as of the Acquisition Date became eligible to participate in the Plan for purposes of eligibility to share in the allocation of company matching contributions as of the Acquisition Date. Any participant who, prior to the Acquisition Date, was (i) employed by Alico, or any affiliate; (ii) was either performing services within the United States or was on the United States payroll of Alico or any affiliates; and (iii) has a termination of employment (A) during the period commencing on the Acquisition Date and continuing through December 31, 2011 under circumstances which would entitle him or her to benefits under the American Life Insurance Company Employee Continuity Assurance Plan-U.S. Operations or (B) during the twelve month period commencing on the Acquisition Date under the American Life Insurance Company Employee Continuity Assurance Plan-U.S. Operations became fully vested in the Plan as a result of such termination. Any participant who, prior to the Acquisition Date, (i) was employed by Alico or any affiliate; (ii) was performing services within the United States or was on the United States payroll of Alico or any affiliate as of the day preceding the Acquisition Date; and (iii) became employed by a Participating Affiliate as of the Acquisition Date may elect to make a direct rollover of his or her account balance under the American International Group Incentive Savings Plan to the Plan, including any outstanding loans under such plan.
     Effective July 1, 2010, certain participants who are on military absence are permitted to request “qualified reservist distributions” from the Plan. In addition, the Plan was amended to provide that if a participant receives or commences to receive a distribution from the Plan, she or he has six months from the date such distribution is paid or commenced to make a claim challenging the calculation of the amount of such distribution.
     Effective April 1, 2010, certain employees whose positions were outsourced to Pitney Bowes, Inc. or Pitney Bowes Management Services were permitted to rollover any outstanding plan loans to the 401(k) plan in which they would be participating as employees of Pitney Bowes.
     Effective January 1, 2010, the definition of eligible compensation for salaried employees was amended to include the 2009 Executive Group Annual Award and the definition of “eligible compensation for MetLife Bank commissioned employees” was amended to provide that 100% of the MetLife Bank Telesales Rep Incentive was benefitable. The rules on Plan beneficiaries were amended to permit the participant to have greater flexibility in designating a beneficiary.
     Effective January 1, 2010, if a participant has an outstanding loan and goes on military absence, she or he may elect from all of the available options for making level repayment upon his or her re-employment following discharge from the military. This includes making a partial prepayment so that the repayments which are required to be made for the remaining term of the loan (as extended by the military absence) will be equal to the repayment amounts she or he was making prior to going on military absence.
     Effective January 1, 2010, the Plan was amended to add to the list of items of eligible compensation that are 40% benefitable, as applied to certain MetLife Bank commissioned employees, and to specify which elements of compensation were considered 100% benefitable with respect to such employees.
     Effective January 1, 2010, the Plan was amended to change the match formula. The new match formula will provide a 100% match on the first 3% contributed by a participant and a 50% match on the next 2% contributed by a participant. Participants contributing 5% of their eligible pay to the Plan will receive the full company match of 4%. The match formula in place in 2009 provided for the full company match of 4% if the participants contribute 3% of their eligible pay to the Plan.
     A number of investment fund changes were made effective January 1, 2010. See “— General Information.” The Plan added two new Core Funds, the Bond Index Fund and the Mid Cap Equity Index Fund. The Equity Fund, which was renamed the Large Cap Growth Index Fund, changed from an active investment management strategy to a passive, indexed management approach. Also effective January 1, 2010, the Small Company Stock Fund and the Emerging Markets Equity Fund were closed to the Plan. In addition, the following Core Funds were renamed: the Common Stock Index Fund to the Large Cap Equity Index Fund, the Value Equity Fund to the Large Cap Value Index Fund, and the Blended Small Company Stock Fund to the Small Cap Equity Fund. The maximum percentage of a Participant’s account balance which could be invested via contributions and/or transfers in the MetLife Company Stock Fund was reduced from 50% to 10%. Finally, the number of permitted transfers per month was increased from two to four.

     Effective May 31, 2009, in connection with an outsourcing arrangement, certain participants who were transitioned to a third party provider became fully vested in their account balances under the Plan and, if they rolled over their entire account balance to the plan maintained by such third party for their benefit, they were permitted to include their outstanding Plan loan balances in the amount rolled over.
     Effective February 27, 2009, Texas Life Insurance Company ceased to be a Participating Affiliate and, pursuant to the terms of the sale of Texas Life Insurance Company, all employees of Texas Life Insurance Company became fully vested in their account balances under the Plan. Effective March 2, 2009, employees of Texas Life Insurance Company were permitted to rollover their entire account balances under the Plan to the 401(k) plan maintained by the third party acquiror or its affiliate and to include their outstanding Plan loan balances in the amount rolled over.
     Effective January 26, 2009, the Plan was amended to provide that a designated or default beneficiary may only waive his or her benefits under the Plan by timely signing and filing a disclaimer satisfying federal tax law requirements and limiting the documents that would be considered by the Plan Administrator in determining whether an individual is a deceased participant’s beneficiary.
     Effective January 1, 2009, the Plan was amended to limit the benefitable compensation of certain MetLife Bank commissioned employees to 40% of the elements of compensation described in the Plan amendment.
     Effective January 1, 2009, the Plan was amended to authorize the Plan Administrator to suspend a participant’s account balance upon receiving reports of fraudulent activity involving the participant’s account or, under certain circumstances, suspicion of fraudulent access to the participant’s account.
2. Basis of Presentation and Summary of Significant Accounting Policies
     Basis of Presentation
     The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
     The preparation of financial statements in conformity with GAAP requires management of the Plan to adopt accounting policies and make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent asset and liabilities. The most important of these estimates and assumptions relates to the fair value measurements. Actual results could differ from those estimates.
     Risks and Uncertainties
     The Plan utilizes various investment vehicles, including insurance company general and separate accounts and mutual funds. Such investments, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. Volatility in interest rates, as well as the equity and credit markets, could materially affect the value of the Plan’s investments as reported in the accompanying financial statements.
     Investment Valuation and Income Recognition
     The Plan’s investments are stated at estimated fair value. The fully benefit-responsive investments with the Company (see Note 6) are stated at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statements of net assets available for benefits. The statement of changes in net assets available for benefits, as it relates to these fully benefit-responsive investments, is presented on a contract value basis.

     The Plan defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In many cases, the exit price and the transaction (or entry) price will be the same at initial recognition. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third party with the same credit standing. It requires that fair value be a market-based measurement in which the fair value is determined based on a hypothetical transaction at the measurement date, considered from the perspective of a market participant. When quoted prices are not used to determine fair value of an asset, the Plan considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. The Plan prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Plan categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique (see Note 5). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. The Plan defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
     The estimated fair value of the Plan’s interests in the Core Funds, other than the Fixed Income Fund and the MetLife Company Stock Fund, is determined by reference to the underlying assets of the respective separate accounts. The underlying assets of each respective separate account, which are principally comprised of cash investments and marketable equity and fixed income securities, reflect accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. The estimated fair value of the underlying assets in each separate account is expressed in the form of a unit value for each respective separate account. Unit values are calculated and provided daily by the Company and represent the price at which participant-directed contributions and transfers are effected.
     The estimated fair value of the funds held in the SDA is determined by reference to the underlying shares of the publicly available mutual funds, other than the Core Funds, held within each participant’s respective account. Such estimated fair value is based on the net asset value published by the respective fund managers on the applicable reporting date.
     The Fixed Income Fund is comprised of a fully benefit-responsive investment with the Company (see Note 6). Except for The New England Financial Accumulation Account, the Fixed Income Fund is backed by a portfolio of assets allocated among several separate accounts with the Company. The estimated fair value of the Fixed Income Fund (excluding The New England Financial Accumulation Account) was determined by reference to the underlying assets of the separate accounts in a manner consistent with that for the other separate accounts that constitute the Core Funds, as described above. Unit values for the separate accounts backing the Fixed Income Fund, as determined daily, represent the price at which allocated contributions and transfers are effected for purposes of determining the estimated fair value of the Fixed Income Fund (excluding The New England Financial Accumulation Account). The estimated fair value of The New England Financial Accumulation Account is calculated by discounting the contract value which is payable in ten annual installments upon termination of the underlying contract using the yield of the Moody’s Baa Industrial Bond Index on the appropriate valuation dates.
     The estimated fair value of each of the MetLife Company Stock Fund and the RGA Frozen Fund, which are proprietary funds offered by the Plan, is determined by the price of MetLife, Inc. and RGA common stock, respectively, each of which is traded on the New York Stock Exchange.

     Funds held in the Plan’s General Account Fund are invested through an investment contract with the Company. Amounts are stated at the aggregate amount of accumulated transfers of forfeited non-vested account balances and interest earned thereon, less withdrawals to reduce employer matching contributions or pay certain Plan administrative expenses, as discussed above. Amounts are available for withdrawal to reduce employer matching contributions or pay administrative expenses at any time. Interest crediting rates are reviewed for reset quarterly by the Company and interest is credited periodically in a manner consistent with the Company’s general practices for allocating such income. Accordingly, the stated carrying value approximates the estimated fair value.
     Notes Receivable from Participants
     Notes receivable from participants are measured at their unpaid principal balance plus any accrued unpaid interest. Defaulted loans are treated as deemed distributions based upon the terms of the plan documents.
     Contributions
     Contributions are recognized when due and withdrawals and distributions are recognized when incurred. Investment income is recorded as earned. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
     On January 31, 2005, MetLife, Inc. completed the sale of SSRM Holdings, Inc. to a third party. Pursuant to the terms of the sale agreement, MetLife, Inc. was entitled to additional consideration based upon the amount of affiliated ERISA plan assets that remained under management by the third party purchaser as of the fifth anniversary of the sale. The additional consideration was allocated to the MetLife, Inc. affiliated ERISA plans based on the assets that remained under management. As a result, on August 2, 2010, the Plan received a contribution of $1,576 thousand.
     Payment of Benefits
     Benefit payments to participants are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $1,885 thousand and $2,486 thousand at December 31, 2010 and 2009, respectively.
     Rollover Contributions and Transfers into the Plan
     On November 1, 2010, MetLife, Inc. acquired Alico. Any individual who was employed by Alico, or any affiliate, who was either performing services within the United States or was on the United States payroll of Alico, or any affiliate, on the day preceding the Acquisition Date and who became employed by a Participating Affiliate in connection with the acquisition was eligible to participate in the Plan and was permitted to rollover his or her account balance under the former plan into the Plan. The Plan received $18,093 thousand of rollover contributions as a result of the acquisition.
     Excess Contributions Payable
     The Plan is required to return contributions received during the plan year in excess of IRC limits applicable to such contributions. An immaterial amount of such excess contributions was required to be returned to participants for the year ended December 31, 2010.
     Investment Management Fees
     Investment management fees are paid out of the assets of the Core Funds and the RGA Frozen Fund and are recognized as expenses of the Plan. Investment management fees charged to the Plan for investments in the mutual funds held in the SDA are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees are reflected as a reduction of return on such investments.
     Administrative and Other Expenses
     As provided in the Plan document, non-investment related expenses are paid by both the Company and the Plan. Those expenses paid by the Plan are recognized as expenses of the Plan.

     Adoption of New Accounting Pronouncements
     Effective December 31, 2010, the Plan adopted retrospective guidance which requires that participant loans in defined contribution plans, such as the Plan be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The adoption of this guidance did not have a material impact on the Plan’s statements of net assets available for benefits or statement of changes in net assets available for benefits.
     Effective January 1, 2010, the Plan adopted new guidance that requires new disclosures about significant transfers into and/or out of Levels 1 and 2 of the fair value hierarchy and activity in Level 3. In addition, this guidance provides clarification of existing disclosure requirements about level of disaggregation and inputs and valuation techniques. The Plan provided all of the required disclosures in its financial statements.
     Effective December 31, 2009, the Plan adopted guidance on: (i) measuring the fair value of investments in certain entities that calculate net asset value (“NAV”) per share, (ii) how investments within its scope would be classified in the fair value hierarchy, and (iii) enhanced disclosure requirements about the nature and risks of investments measured at fair value on a recurring or non-recurring basis. The adoption of this guidance did not have a material impact on the estimated fair value or disclosure of applicable investments and had no impact on the Plan’s statements of net assets available for benefits or statement of changes in net assets available for benefits.
     Effective April 1, 2009, the Plan adopted prospectively guidance which establishes general standards for accounting and disclosures of events that occur after the date of the statements of net assets available for benefits but before financial statements are issued or available to be issued. The Plan has provided all of the required disclosures in its statements of net assets available for benefits.

3. Investments
     The Plan’s investments were as follows at December 31, 2010 and 2009:

	2010		2009
	(In thousands)

Fixed Income Fund	$2,931,422	*	$2,771,378	*
Large Cap Growth Index Fund (formerly the Equity Fund)	472,372	*	421,860	*
Large Cap Equity Index Fund (formerly the Common Stock Index Fund)	407,842	*	357,921	*
Small Cap Equity Fund (formerly the Blended Small Company Stock Fund)	390,888	*	290,612	*
International Equity Fund	387,074	*	396,529	*
MetLife Company Stock Fund	295,295	*	260,524	*
Large Cap Value Fund (formerly the Value Equity Fund)	159,212		124,766
Mid Cap Equity Index Fund (commenced January 1, 2010)	57,039		—
Self-Directed Account — Mutual funds	41,137		34,085
Bond Index Fund (commenced January 1, 2010)	32,146		—
RGA Frozen Fund	404		497
General Account Fund **	285		507

Total investments	$5,175,116		$4,658,679

*	Represents 5% or more of the net assets available for benefits.

**	Designed to hold Plan forfeitures.
4. Net Appreciation in Estimated Fair Value of Investments
     The Plan’s net appreciation in estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2010:

2010
(In thousands)

Separate accounts	$237,283
MetLife Company Stock Fund	63,759
Self-Directed Account — Mutual funds	4,802
RGA Frozen Fund	52

Net appreciation in estimated fair value of investments	$305,896

5. Fair Value Measurements
     The assets measured at estimated fair value on a recurring basis, including those items for which the Plan has elected the fair value option, are determined as described in Note 2. These estimated fair values and their corresponding fair value hierarchy are summarized as follows:

		Estimated Fair Value Measurements at
		December 31, 2010
		Quoted Prices
		in Active
		Markets	Significant
		for	Other	Significant
		Identical	Observable	Unobservable
	Total Estimated	Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
	(In thousands)
Investments in separate accounts — fixed income securities:
Separate Accounts — 78, 253, 429 & 649 (1)	$2,693,277	$—	$2,693,277	$—
The New England Financial Accumulation Account (2)	238,145	—	238,145	—
Investments in separate accounts — equity securities:
Large Cap Growth Index (3)	472,372	—	472,372	—
Large Cap Equity Index (5)	407,842	—	407,842	—
Small Cap Equity (6)	390,888	—	390,888	—
International Equity Fund (4)	387,074	—	387,074	—
Large Cap Value (7)	159,212	—	159,212	—
Mid Cap Equity (8)	57,039	—	57,039	—
Bond Index (9)	32,146	—	32,146	—
MetLife Company Stock Fund	295,295	—	295,295	—
Self Directed Account — Mutual Funds	41,137	—	41,137	—
General Account Fund	285	—	285	—
RGA Frozen Fund	404	—	404	—

Total investments	$5,175,116	$—	$5,175,116	$—

		Estimated Fair Value Measurements at
		December 31, 2009
		Quoted Prices
		in Active
		Markets	Significant
		for	Other	Significant
		Identical	Observable	Unobservable
	Total Estimated	Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
	(In thousands)
Investments in separate accounts — fixed income securities:
Separate Accounts — 78, 253, 429 & 649 (1)	$2,536,213	$—	$2,536,213	$—
The New England Financial Accumulation Account (2)	235,165	—	235,165	—
Investments in separate accounts — equity securities:
Large Cap Growth Index (3)	421,860	—	421,860	—
International Fund (4)	396,529	—	396,529	—
Large Cap Equity Index (5)	357,921	—	357,921	—
Small Cap Equity (6)	290,612	—	290,612	—
Large Cap Value (7)	124,766	—	124,766	—
MetLife Company Stock Fund	260,524	—	260,524	—
Self Directed Account — Mutual Funds	34,085	—	34,085	—
General Account Fund	507	—	507	—
RGA Frozen Fund	497	—	497	—

Total investments	$4,658,679	$—	$4,658,679	$—

(1)	A fixed income fund that pays a credited rate, reset periodically and backed by diversified investment portfolios consisting of fixed income securities.

(2)	An investment consisting of a credited rate, reset periodically and backed by a diversified investment portfolio of MetLife, Inc’s General Account.

(3)	A diversified investment portfolio consisting of domestic equity securities with relatively large market capitalizations that exhibit signs of above average sales and earnings growth.

(4)	A diversified investment portfolio consisting of international equity securities with relatively large market capitalizations and no particular bias towards value or growth.

(5)	A diversified investment portfolio consisting of domestic equity securities with relatively large market capitalizations and no particular bias towards value or growth.

(6)	A diversified investment portfolio consisting of domestic equity securities with relatively small market capitalizations and no particular bias towards value or growth.

(7)	A diversified investment portfolio consisting of domestic equity securities with relatively large market capitalizations and low price to book and price to earnings ratios.

(8)	A well diversified investment portfolio consisting of domestic equity securities with relatively middle market capitalizations and no particular bias towards value or growth.

(9)	A well diversified investment portfolio generally consisting of investment-grade fixed income securities with varying maturities invested across diverse asset sectors such as government, corporate, and structured finance.

6. Fully Benefit-Responsive Investments with the Company
     The Plan has fully benefit-responsive investments with the Company. These investments are included in the Plan’s financial statements at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statements of net assets available for benefits reported to the Plan by the Company. Contract value represents contributions directed to the investments, plus interest credited, less participant withdrawals and expenses. Participants may direct withdrawals for benefit payments and loans or transfer all or a portion of their investment to other investments offered under the Plan at contract value. The crediting interest rate is based on a formula agreed upon with the Company and is reviewed quarterly for resetting, but may not be less than zero.
     Assets held in these investments, except for The New England Financial Accumulation Account, are invested in various separate accounts. The contract value for these investments is determined using the annual crediting rate irrespective of the actual performance of the underlying separate account. The crediting interest rate for Plan participants and average yield for these investments with the Company was 4.30% and 5.30% for the years ended December 31, 2010 and 2009, respectively. The contract value was $2,583,234 thousand and $2,498,608 thousand at December 31, 2010 and 2009, respectively. The estimated fair value of the separate accounts underlying the contract value of these investments, as described in Note 2, was $2,693,277 thousand and $2,536,213 thousand at December 31, 2010 and 2009, respectively. Upon termination of one of these investments by the Plan, proceeds would be paid to the Plan, for the benefit of the participants, at the greater of the contract value or the estimated fair value.
     Assets held in The New England Financial Accumulation Account are invested in the general account of the Company. Accordingly, no quoted market valuation is readily available. The crediting interest rate for participants and average yield for The New England Financial Accumulation Account was 5.75% and 6.25% for the years ended December 31, 2010 and 2009, respectively. This account had a contract value of $240,479 thousand and $236,805 thousand at December 31, 2010 and 2009, respectively. The estimated fair value of this account was $238,145 thousand and $235,165 thousand as of December 31, 2010 and 2009, respectively. The estimated fair value is presented for measurement and disclosure purposes. Upon termination of the underlying contract by the Plan, proceeds will be paid for the benefit of the participants at the contract value determined on the date of termination in ten equal annual installments plus additional interest credited.
     While the Plan may elect to do so at any time, it does not currently intend to terminate any of the contracts underlying these investments. There are no reserves against the reported contract value for credit risk of the Company, as the issuer of the contracts that constitute these fully benefit-responsive investments.
7. Related-Party Transactions
     Certain Plan investments include separate accounts managed by the Company. Excluding the Fixed Income Fund, the balance of these investments was $1,906,573 thousand and $1,591,688 thousand at December 31, 2010 and 2009, respectively. Total net appreciation, including realized and unrealized gains and losses, for these investments was $237,283 thousand for the year ended December 31, 2010. The Company is the sponsor of the Plan and, therefore, transactions between the Plan and the Company qualify as party-in-interest transactions. During the year ended December 31, 2010, the Company received $2,934 thousand from the Plan for investment management fees.
     Plan investments in the Fixed Income Fund, except for The New England Financial Accumulation Account, include separate accounts underlying these investments with the Company (see Note 6) which are also managed by the Company. The estimated fair value of these investments was $2,693,277 thousand and $2,536,213 thousand at December 31, 2010 and 2009, respectively. Total investment income was $113,668 thousand for the year ended December 31, 2010. During the year ended December 31, 2010, the Company received investment management fees of $6,216 thousand from these separate accounts.
     Plan investments also include The New England Financial Accumulation Account which is also managed by the Company. The estimated fair value of this investment was $238,145 thousand and $235,165 thousand at December 31, 2010 and 2009, respectively. The total investment income was $13,354 thousand for the year ended December 31, 2010.
     At December 31, 2010 and 2009, the Plan held 6,635,056 and 7,305,514 shares, respectively, of common stock of MetLife, Inc. in the MetLife Company Stock Fund with a cost basis of $238,840 thousand and $261,176 thousand, respectively. During the year ended December 31, 2010, the Plan recorded dividend income on MetLife, Inc. common stock of $4,898 thousand.
     Certain participants, who are also employees of the Participating Affiliates, perform non-investment related services for the Plan. None of these employees or the Participating Affiliates receives compensation from the Plan in exchange for these services.

8. Termination of the Plan
     While the Participating Affiliates intend that the Plan be permanent, each of the Participating Affiliates (with respect to their respective employees) has the right to amend or discontinue their participation in the Plan. In the event of such termination, each participant employed by a terminating Participating Affiliate would be fully vested in matching contributions made to the Plan, and has a right to receive a distribution of his or her interest, in accordance with the provisions of the Plan.
9. Federal Income Tax Status
     The United States Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated May 23, 2002 that the Plan was designed in accordance with the applicable requirements of the IRC. The Plan has been amended and restated since receiving such determination letter. The Plan Administrator believes that the Plan is designed and currently being operated in material compliance with the applicable requirements of the IRC and the Plan document, and continues to be tax-exempt under the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements for the year ended December 31, 2010.
     On January 28, 2010, the Plan, as amended and restated to reflect numerous legislative, regulatory and other changes, was submitted to the IRS with a request for determination that the amendment and restatement of the Plan (effective January 1, 2009) does not adversely affect the Plan’s qualification under the IRC. See “— Plan Amendments” in Note 1.
10. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500, Schedule H, Part I, Asset and Liability Statement as of December 31, 2010 and 2009:

	December 31,
	2010	2009
	(In thousands)
Net assets available for benefits per the financial statements	$5,147,582	$4,695,835
Benefits payable	(1,885)	(2,486)
Certain deemed distributions of participant loans	(1,197)	(1,051)

Net assets per Form 5500, Schedule H, Part I, Line 1l	$5,144,500	$4,692,298

     The following is a reconciliation of total deductions per the financial statements to total expenses per Form 5500, Schedule H, Part II, Income and Expense Statement for the year ended December 31, 2010:

December 31,
2010
(In thousands)
Total deductions per financial statements	$303,156
Benefits payable at December 31, 2010	1,885
Benefits payable at December 31, 2009	(2,486)
Current year cumulative deemed distributions	1,197
Prior year cumulative deemed distributions	(1,051)

Total expenses per Form 5500, Schedule H, Part II, Line 2j	$302,701

11. Subsequent Events
     Effective January 1, 2011, in connection with the establishment of the MetLife Bank 401(k) Plan, the Plan was amended as follows: the definition of eligible compensation for MetLife Bank commissioned employees was deleted and employees eligible to participate in or participating in the MetLife Bank 401(k) Plan were excluded from the definition of eligible employee; MetLife Bank was removed as a Participating Affiliate; any employee of a Participating Affiliate who becomes an employee of MetLife Bank shall become fully vested in his or her company matching contributions, notwithstanding the otherwise applicable vesting schedule; and any participant who becomes an employee of MetLife Bank shall be permitted to make an elective plan transfer to the MetLife Bank 401(k) Plan.

     In addition, as a result of a legislative change, the Plan was amended, effective January 1, 2011, to permit a participant to elect to make a direct rollover of that portion of his or her account balance consisting of Roth 401(k) contributions and Roth rollover and transfer amounts to a Roth 457 account.
******

Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)
As of December 31, 2010

	(b) Identity of issuer,	(c) Description of investment including maturity date,
	borrower,lessor, or	rate of interest,		(e) Current
(a)	similar party	collateral, par or maturity value	(d) Cost	value
				(In thousands)
*	Metropolitan Life	Fully Benefit-Responsive Investments **:
	Insurance Company	GAC #11557 — SA 78	***	$458,263
		GAC #24888 — SA 253	***	468,314
		GAC #28894 — SA 429	***	1,093,596
		GAC #32359 — SA 649	***	673,104
		GAC #25767 (The New England Financial Accumulation Account)	***	238,145

		Total assets in fully benefit-responsive investments — Fixed Income Fund		2,931,422

*	Metropolitan Life	Separate Account Funds:
	Insurance Company	Large Cap Growth Index Fund — 611 (GAC #32098)	***	472,372
		Large Cap Equity Index Fund — MI (GAC #8550)	***	407,842
		Small Cap Equity Fund — 596 (GAC #29962)	***	390,888
		International Equity Fund — 79 (GAC #8550)	***	387,074
		Large Cap Value Index Fund — 593 (GAC #29958)	***	159,212
		Mid Cap Equity Fund — 612 (GAC #32099)	***	57,039
		Bond Index Fund — 377 (GAC #32100)	***	32,146

		Total assets held for investment in separate account funds		1,906,573

*	Metropolitan Life	MetLife Company Stock Fund	***	295,295
	Insurance Company	Self-Directed Account (GAC #25768)	***	41,137
*	Metropolitan Life	General Account Fund — Forfeiture Account	***	285
	Insurance Company	RGA Frozen Fund	***	404
*	Various participants	Participant loans (maturing through 2026 with interest rates from 3.25% to 10.25%)	***	81,765

		Participant-directed investments **		5,256,881
		Adjustment from estimated fair value to contract value for fully benefit-responsive investment contracts		(107,709)

		Participant-directed investments (Adjusted)		$5,149,172

*	Permitted party-in-interest.

**	At estimated fair value.

***	Cost has been omitted with respect to participant-directed investments.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates

By:	/s/ Andrew J. Bernstein
	Name:	Andrew J. Bernstein
	Title:	Plan Administrator

Date: June 28, 2011

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT NAME
23.1	Consent of Independent Registered Public Accounting Firm